July 14, 2009

Via EDGAR

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.

Annual Report on Form 10-K

Filed August 29, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 11, 2009

File No. 001-33461

Dear Ms. Jacobs:

Set forth below are the responses of Solera Holdings, Inc. (“Solera”, the “Company”, “we”, “us” or “our”) to the comment letter of June 23, 2009 (the “June 23 Comment Letter”) from the Staff of the Securities and Exchange Commission regarding the above-referenced Form 10-K and Form 10-Q.

To facilitate your review, the comments contained in the June 23 Comment Letter are restated below (using the same numbering as contained in the June 23 Comment Letter), followed by Solera’s responses to each comment.

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

July 14, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Part I – Financial Information, page 3

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Factors Affecting Our Operating Results, page 24

1.	We note your response to prior comment 2, which asked you to confirm that future filings would include an enhanced discussion and analysis of the key factors affecting your business and how they materially impacted, or did not impact, your business during the period covered by the periodic report. Although your response indicates that you have addressed our comment in the above referenced quarterly report, the disclosure in this section still appears to list factors without providing any additional discussion and analysis. Please see SEC Release No. 33-8350. Please direct us to the additional disclosure in your most recent 10-Q that you believe addresses prior comment 2.

In response to the Staff’s comment and my discussion with Mr. Jacobsen on July 7, 2009, the additional disclosure referenced in our response to the Staff’s May 8 Comment Letter is set forth in the “Risk Factors” section of our most recent Form 10-Q. The additional disclosure is located on page 38 of the Form 10-Q as part of the risk factor titled “Current uncertainty in global economic conditions makes it particularly difficult to predict product demand, utilization and other related matters and makes it more likely that our actual results could differ materially from expectations.” Our insertion of the disclosure in the above-mentioned risk factor is consistent with our April 22, 2009 confirmation to the Staff in response to Comment 4 in the Staff’s March 26 Comment Letter.

We confirm that, in future filings, our MD&A disclosure will clarify whether any of the “Factors Affecting Our Operating Results” disclosed in our filings have had a material impact on our results of operations.

Results of Operations, page 25

2.	We note your response to prior comment 3, which states that a substantial portion of your revenue growth is due to changes in the volume of your products sold and services provided, and that in future filings you would include a clear description of whether changes in price, volume or both, had a material impact on revenue changes period versus period. Unlike your response to prior comment 2, your response to prior comment 3 does not represent that you addressed this comment in your Form 10-Q for March 31; further, we cannot locate any discussion responsive to this comment. Please advise.

In response to the Staff’s comment and my discussion with Mr. Jacobsen on July 7, 2009, the following timeline (the “Timeline”) is relevant to our response:

•	May 11, 2009: we filed our most recent Form 10-Q with the Securities and Exchange Commission; and

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

July 14, 2009

•	June 10, 2009: we replied to the Staff’s May 8 Comment Letter.

As you can see, we filed our most recent Form 10-Q before we replied to the May 8 Comment Letter. The confirmation set forth in our June 10, 2009 reply to Comment 3 of the May 8 Comment Letter to include in future filings a clear description of whether price, volume or both have had a material impact on our revenues was intended to apply to filings subsequent to our most recent Form 10-Q. We hereby reconfirm this confirmation for future filings beginning with our Form 10-K for the year ended June 30, 2009.

Part II – Other Information

Item 1. Legal Proceedings, page 33

3.	We note your response to prior comment 1, which asked you to clarify in future filings that you are providing disclosure about non-material litigation for the purpose of providing investors with a sense of the type of disputes you encounter. Although your response states that you will comply with prior comment 1 in future filings, the disclosure in the above referenced 10-Q does not appear to fully address the comment. Please feel free to contact us for further clarification.

In response to the Staff’s comment and my discussion with Mr. Jacobsen on July 7, 2009, the Timeline is also relevant to our June 10 reply to Comment 1 of the May 8 Comment Letter. We filed our most recent Form 10-Q before we replied to the May 8 Comment Letter. The confirmation set forth in our June 10, 2009 reply to Comment 1 of the May 8 Comment Letter to clarify the basis on which we are providing disclosure regarding legal proceedings was intended to apply to filings subsequent to our most recent Form 10-Q. We hereby reconfirm this confirmation for future filings beginning with our Form 10-K for the year ended June 30, 2009.

Should you have any questions or comments, please contact me at (858) 724-1600, or Mark Leahy of Fenwick & West LLP, our outside legal counsel, at (650) 988-8500.

Sincerely,

/s/ Jason M. Brady
Jason M. Brady Senior Vice President, General Counsel and Secretary

cc:	Evan Jacobson, Securities and Exchange Commission

Tony Aquila, Solera Holdings, Inc.

Dudley Mendenhall, Solera Holdings, Inc.

Don Tartre, Solera Holdings, Inc.

Mark Leahy, Fenwick & West LLP

Mohana Dissanayake, Deloitte & Touche LLP